Exhibit 2
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Potomac Capital Management, LLC

Citigroup Center
153 East 53rd Street, 26th Floor
New York, NY 10022



August 31, 2005

Board of Directors of
Integrated Alarm Services Group, Inc.
c/o Timothy McGinn
One Capital Center
99 Pine Street, 3rd Floor
Albany, NY  12207

Via Email

To the Members of the Board of Directors:

My name is P.J. Solit and I am the President of Potomac Capital Management, the investment manager of a group of investment partnerships that collectively own 5.5% of Integrated Alarm Services Group, Inc. I am writing to express our concern that the board has not yet acted to authorize a share repurchase program.

We believe a share repurchase makes sense from both a financial viewpoint as well as from a qualitative, or signaling, point of view. Financially, given that the shares are trading a 43-50% percent discount to what we believe is a current liquidation value of $7.00 to $8.00, the case for value creation is quite clear. On a qualitative level, even a small repurchase would indicate the board's confidence in the future of the business. This is no small matter in light of the 4.8 million shares which have been sold short, and which have clearly placed their bets regarding the future direction of the business.

In various conversations with Management over the past several months, we believed they shared our view regarding the benefit of a repurchase program. In fact on the June 15th conference call Tim McGinn stated:

"I WILL ALSO MENTION THAT, AND I'VE SAID THIS BEFORE, THAT RIGHT NOW, THE CHEAPEST PLACE TO BUY ACCOUNTS IN THE MARKET IS UNDER THE SYMBOL IASGE. AND CERTAINLY, OUR BOARD IS COGNIZANT OF THAT...I WILL RECOMMEND TO THE BOARD, THAT WE REPURCHASE THE NUMBER OF SHARES THAT WE CAN, GIVEN THE INDENTURE AND THE LIMITATIONS THAT WE HAVE WITH OUR SENIOR NOTE HOLDERS."


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On the June 29th conference call, I personally asked about the remaining impediments to a share buyback program and management's answer seemed to imply that the window would open August 12th. Given management's statements, we must conclude that the hesitancy resides at the board level.

Our guess is that the board's hesitancy results from the view that the company does employ some financial leverage and is not currently GAAP profitable. While these are not unreasonable views, we believe this stance is overly conservative given that the company does generate cash from operations (prior to acquisitions), there is available liquidity from the $24.5 million in cash (as of 2Q'05), the $30 million bank line, and the $17.7 million note the company holds, which is easily saleable if necessary. Even so, we are not advocating leveraging the company to the point that it endangers future viability. Rather, we envision starting small, with perhaps the $2.5 million that is currently allowed by the debt covenants, an amount which management had previously publicly stated it intended to use for repurchase. Beyond that initial amount, should the shares not respond to future fundamental improvements in terms of profitability or balance sheet progress, further repurchases could always be considered versus alternative uses of cash.

In this regard, we point out that buying your own shares at current valuations implies roughly a "low 20's" multiple of RMR for the retail business (assuming a value of $50 million for the Commercial business), thus representing a more compelling and certainly a lower risk alternative than going out and paying 35x RMR for an unfamiliar account base. We are certainly in favor of acquisitions of new contracts at lower multiples, or any other value enhancing actions that would push the company toward significant profitability, but we simply want to make the point that these actions are not mutually exclusive with a nominal amount of share repurchase.

I would hope that the board would have the foresight to look beyond the current negative stock market sentiment toward IASG. The opportunity created by the current sentiment should be used to create further value for those shareholders who believe that the company will reach and sustain substantial profitability. Once the company demonstrates a better handle on expenses as well as more consistent attrition levels, the resulting profitability will have driven the share price higher, and the opportunity for a buyback will be lost. This is the time to repurchase shares if you believe there is a viable business at IASG.

As a large shareholder I believe it is important for the Board to understand the concerns and views of its shareholder base. Please feel free to call me with any questions you may have.

Sincerely,

P.J. Solit
President of Potomac Capital Management, Inc.


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